

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2012

Via E-mail
Samuel A. Woodward
President and Chief Executive Officer
Horizon Lines, LLC
4064 Colony Road
Suite 200
Charlotte, NC 28211

    Re: Horizon Lines, LLC
             Amendment No. 1 to Registration Statement on Form S-4
             Filed September 17, 2012
             File No. 333-183561

Dear Mr. Woodward:

We have reviewed your responses to the comments in our letter dated September 11, 2012 and have the following additional comment.

General

1. We note your response to our prior comment 2 and reissue in part. Please revise your prospectus where appropriate to disclose that as part of the Exchange Offer you are offering the additional amount of Second Lien Senior Secured Notes, and guarantees thereon, that may be issued in lieu of cash interest payments thereon. We note, for example, that you did not revise the cover page or summary.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Christian O. Nagler
        Kirkland & Ellis LLP